March 24, 2020

To Abbott Laboratories Shareholders:

The Unitarian Universalist Common Endowment Fund LLC is urging shareholders to vote FOR Item 4 at the Abbott Laboratories (“Abbott”) shareholder meeting on April 24, 2020.

This notice of exempt solicitation is being provided on a voluntary basis.

The proposal asks Abbott to prepare an annual report governance, management oversight, policies and expenditures related to federal and state lobbying.

Resolved, the shareholders of Abbott request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	Abbott’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4.	Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

Transparency and accountability in corporate spending to influence public policy are in the best interests of Abbott shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks Abbott’s reputation to the detriment of shareholder value.

Corporate reputation is an important component of shareholder value

The failure of the Company to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage. The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalisation across the FTSE 100 & 250.”1 Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.2 Clearly, corporate reputation has significant impact on shareholder value.

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1 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

2 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

Yet in this age of social media, reputation is ever more difficult to protect. A recent report from Deloite says, “The Internet, consumer generated feedback and social media have created an environment in which seemingly modest transgressions can have widespread consequences, and where a single serious incident can cause long-term or perhaps terminal damage to a firm.”3

Investor support for lobbying transparency

Because of the reputational risk and potential damage to shareholder value, there is growing investor support worldwide for lobbying transparency from their portfolio companies.

•	In the fall of 2019, 200 institutional investors with a combined $6.5 trillion in assets under management issued a report entitled “Investor Expectations on Climate Lobbying” that called on companies to align their climate lobbying with the goals of the Paris Agreement. Specifically, the statement calls for companies to disclose their “direct and indirect lobbying on climate change policies” and “The company’s membership in, or support for, third party organizations that engage on climate change issues.”[4]

•	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political spending disclosure as best practice, and supports disclosure of any payments over $10,000.[5]

•	In 2018, the Principles for Responsible Investment (PRI) launched a new guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. The report, titled “Converging on Climate Lobbying: Aligning Corporate Practice With Investor Expectations,” said companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with company positions.[6]

•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[7]

•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[8]

Distinction between lobbying and election spending

This proposal specifically addresses the Company’s lobbying activities, not its involvement in elections and campaigns for political office. In fact, Abbott has been recognized as a leader in election spending disclosure by the Center for Political Accountability (CPA). Its annual Zicklin Index, prepared in collaboration with the Wharton School, places Abbott among the 148 first tier companies. This is to be commended, but it does not in any way address lobbying, the subject of this proposal. In the Board’s statement of opposition, it conflates electoral and lobbying spending and implies that the CPA recognition is for lobbying disclosure as well as election spending. It is not. To so state is misleading.

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3 https://www2.deloitte.com/content/dam/Deloitte/uk/Documents/corporate-finance/deloitte-uk-corporate-reputation.pdf

4 https://www.ceres.org/news-center/press-releases/200-investors-call-us-companies-align-climate-lobbying-paris-agreement

5 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

6 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

7 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

8 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

And digging more deeply into the Zicklin ratings tells a different story. Most of the indicators with the highest potential scores relate directly to elections – e.g. spending on candidates, parties, 527 groups, and independent expenditures – but on indicators that do overlap with lobbying – trade associations and 501(c)4 groups – Abbott scores 3 of 6 on the former and 0 on the latter. In other words in these specific areas, CPA agrees that Abbott’s disclosure is lacking.

Abbott’s spending on lobbying

Nationally, according to several studies9, corporate spending on lobbying represents at least ten times corporate election spending. And Abbott’s spending on lobbying is substantial.

Federal lobbying

Abbott is among the top three medical device companies in lobbying spending.

•	Abbott spent $7,710,000 in 2018 and 2019 on federal lobbying activities.

•	Since 2010, Abbott has spent $36.7 million on federal lobbying.

•	Abbott was one of the top three lobbying medical device companies for the previous five years,[10] while a new study published by JAMA found that Abbott spent $96.6 million on its lobbying efforts from 1999 to 2018.[11]

•	Abbott’s lobbying on infant formula and breast feeding has attracted media scrutiny after the Trump administration blocked a World Health Organization resolution that encouraged breastfeeding.[12]

State lobbying

Abbott’s spending at the state level is likely significant, but information difficult to find. Obtaining comprehensive information on lobbying at the state level is described by one expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information at many states.13

•	Abbott’s state-level lobbying spending is likely significant, reportedly lobbying in 37 states.[14]

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9 Political activity of firms: The role of firm-lobbying networks and industry trade associations, Indraneel Chakraborty, Richard Evans and Rüdiger Fahlenbrach; https://www.depts.ttu.edu/rawlsbusiness/about/finance/research-seminar/documents/Lobbying_CEF_01Apr2015.pdf; Adam Bonica, “Avenues of Influence: On the Political Expenditures of Corporations and Their Directors and Executives,” December 3, 2013

10 https://www.nbcnews.com/health/health-care/medical-device-makers-spend-millions-lobbying-loosen-regs-d-c-n940351

11 https://www.medtechdive.com/news/advamed-medtronic-among-top-20-pharma-and-health-product-lobbyists-of-the/573362/

12 https://maplight.org/story/infant-formula-makers-sweetened-mothers-milk-of-politics-with-60-million-in-lobbying-funds/

13 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

14 https://publicintegrity.org/politics/state-politics/here-are-the-interests-lobbying-in-every-statehouse/

•	In California, where disclosure is mandated, Abbott spent $896,284 million from 2010 to 2019 on lobbying.[15]

International lobbying

•	Abbott also lobbies abroad, reportedly spending between €200,000 – €299,000 on lobbying in Europe for 2018.[16]

Limited disclosure creates a trade association blind spot

Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Since the trade associations represent that they speak for their membership, there can be misalignment between trade association positions and company policy positions that creates reputational risk. Abbott shareholders face a trade association blind spot, as Abbott fails to disclose all of its trade association memberships, and does not disclose its trade association payments, nor the portions of these payments used for lobbying.

•	Trade associations spend hundreds of millions of dollars on lobbying. For example, the US Chamber of Commerce has spent more than $1.5 billion since 1998.[17]

•	Abbott’s trade association disclosure lags many of its peer group members which disclose their trade associations payments and the amounts used for lobbying, including 3M, Becton Dickinson, Boston Scientific, Bristol-Myers Squibb, Johnson & Johnson, Medtronic, Merck and United Technologies.[18]

•	Abbott currently lists 2018 memberships[19] in 13 trade associations, including the Business Roundtable (BRT), National Association of Manufacturers and the Chamber of Commerce. Together these three trade associations spent over $127 million on federal lobbying for 2018,[20] yet shareholders have no way to know how much of this is comprised of Abbott’s payments, nor can they see how much of the Company’s trade association payments go towards lobbying.

•	Abbott serves on the board of the Advanced Medical Technology Association (AdvaMed)[21] and belongs to the Medical Device Manufacturers Association, which have drawn scrutiny for lobbying to weaken mandatory disclosure of medical device incidents, as well as lobbying on decreasing taxes on devices, increasing insurance coverage and reimbursement and the FDA’s approval process for bringing a device to market.[22]

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15 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146891&session=2019&view=activity

16 https://lobbyfacts.eu/representative/6aa9b620e6ae42b39eeda3175adc7746/abbott

17 https://www.opensecrets.org/lobby/top.php?indexType=s&showYear=2018, accessed March 19, 2019.

18 3M, Becton Dickinson, Bristol-Myers Squibb and Merck disclose their trade association payments used for lobbying. Boston Scientific, Johnson & Johnson, Medtronic, and United Technologies disclose also disclose their trade association payments, as well as the amounts of those payments used for lobbying.

19 https://www.abbott.com/investors/governance/corporate-political-participation.html

20 OpenSecrets.org, (Business Roundtable - $23,160,000; National Association of Manufacturers - $9,488,048; U.S. Chamber of Commerce - $94,800,000), accessed March 16, 2020.

21 https://www.advamed.org/members/board-directors

22 https://www.nbcnews.com/health/health-care/medical-device-makers-spend-millions-lobbying-loosen-regs-d-c-n940351

•	Abbott’s current disclosure fails to disclose membership in at least two trade associations which spent money on federal lobbying in 2018: the Massachusetts Biotechnology Council and the National Health Council.[23]

Trade association lobbying alignment risk

•	We believe Abbott’s trade association memberships and payments used for lobbying pose reputational risks when the lobbying of its trade associations contradicts the Company’s public positions.

•	For example, Abbott believes in addressing climate change,[24] yet the Chamber of Commerce undermined the Paris climate accord.[25]

•	Abbott supports good health,[26] yet the Chamber of Commerce has worked to block global antismoking laws.[27]

•	And Abbott signed the Business Roundtable Statement on the Purpose of the Corporation[28] to be socially responsible, yet the BRT is lobbying to limit the right of shareholders to file resolutions.[29]

•	Reputational damage stemming from this misalignment between general policy positions and actual direct and indirect lobbying efforts may harm long-term shareholder value.

Other companies are reporting on significant lobbying and public policy issues

Corporate best practice on lobbying disclosure is evolving, both on spending transparency and consistency of public policy positions.

•	Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations.[30] Examples of companies producing reports include BP31 and Shell.[32]

•	Many companies are also signatories to the Global Reporting Initiative (GRI) and use the standards to help guide their sustainability reporting.

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23 OpenSecrets.org, (Massachusetts Biotechnology Council, https://www.massbio.org/member?category=bioTechnology&subcategory=all&therapeuticArea=all&page=1, $80,000 in 2018 federal lobbying, National Health Council, https://nationalhealthcouncil.org/members/, $13,375), websites accessed March 17, 2020.

24 https://www.abbott.com/corpnewsroom/healthy-communities/green-goals-are-good-business.html

25 https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members

26 https://www.lifetothefullest.abbott

27 https://www.nytimes.com/2015/07/01/business/international/us-chamber-works-globally-to-fight-antismoking-measures.html?_r=0

28 https://opportunity.businessroundtable.org/wp-content/uploads/2019/08/BRT-Statement-on-the-Purpose-of-a-Corporation-with-Signatures.pdf

29 https://www.cnn.com/2019/11/08/investing/shareholder-rights-proxy-proposals/index.html

30 https://www.washingtonpost.com/climate-environment/2020/02/25/bp-pull-out-trade-groups-over-climate-policies/

31 https://www.bp.com/en/global/corporate/news-and-insights/bp-magazine/bp-releases-trade-associations-report.html

32 https://www.shell.com/media/news-and-media-releases/2019/shell-publishes-reports-on-industry-associations-sustainability.html

•	GRI Standard 415: Public Policy[33] “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”

•	Under GRI Standard 415, a company “should report:

o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;

o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”

•	The means GRI-reporting companies should be disclosing the significant issues they lobby on and any differences between their lobbying positions and their stated polices, goals and public positions.

Abbott has its lobbying information and could easily report it to shareholders

Abbott claims that “[p]reparing and maintaining the report … would have added cost and effort but not increased shareholder value.” and “[r]ehashing existing disclosures would needlessly waste corporate resources.” But these arguments are disingenuous, as Abbott is required to report its federal and state lobbying and already has all of this information. In fact, elsewhere in the statement of opposition, it says “every year, the Board's Public Policy Committee reviews a report of Abbott's major trade association memberships, the amount of dues, and the amount used for lobbying.” In other words, the report already exists and could easily be provided to shareholders.

Lobbying transparency: what gets disclosed gets managed

•	If Abbott has nothing to hide, transparent disclosure should show that its lobbying is being done for the company and shareholders’ best interests and is aligned with Company values and public positions.

•	Knowing our company’s lobbying will be disclosed will incentivize board and management oversight to safeguard that lobbying is being done in shareholder and Abbott’s best interests.

The well-documented reputational risks of Abbott’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

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33 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

For all of the above reasons, we believe that Abbott’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Item 4, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Tim Brennan

Special Advisor on Responsible Investing

Unitarian Universalist Association

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Unitarian Universalist Association is not able to vote your proxies, nor does this communication contemplate such an event. The Unitarian Universalist Association urges shareholders to vote for Item 4 following the instructions provided on management’s proxy mailing.